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                                                                      Exhibit 99




                        PRESS RELEASE DATED July 24, 1998


                                         Contact:   Deborah K. Pawlowski
                                                      (716) 684-9700

FOR IMMEDIATE RELEASE


          AMERICAN PRECISION INDUSTRIES ADOPTS SHAREHOLDER RIGHTS PLAN



Buffalo, N.Y., July 24, 1998, -- American Precision Industries Inc. (NYSE:APR) announced today that its Board of Directors has adopted a Shareholder Rights Plan designed to deter coercive or unfair takeover tactics and to prevent an acquiror from gaining control of the company without offering a fair price to all shareholders.

         Under the Plan, Rights will be distributed as a dividend on each share of Common Stock (1 Right for each share of Common Stock) and Series B Seven Percent (7%) Cumulative Convertible Preferred Stock (1.25 Rights for each share of Series B Preferred Stock) held as of the close of business on August 14, 1998.

         The Rights will expire at the close of business on July 24, 2008.

         Each whole Right will entitle the holder to buy one two-thousandth (1/2000) of a newly-issued share of American Precision Industries Series A Junior Participating Preferred Stock at an exercise price of $80.00.

         The Rights attach to and trade with the shares of the Company's Common Stock and Series B Preferred Stock. No separate Rights Certificates will be issued unless an event triggering the Rights occurs.

         The Rights will detach from the Common Stock and Series B Preferred Stock and will initially become exercisable for shares of a new class of Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning, 15% or more of API's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interest of API and its shareholders. The Rights will also detach from the Common Stock and Series B Preferred Stock if the Board determines that a





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person holding at least 10% of API's Common Stock intends to cause the corporation to take certain actions adverse to it and its shareholders or that such holder's ownership would have a material adverse effect on API.

         If any person becomes the beneficial owner of 15% or more of API's Common Stock (except through such an offer which the Board determines to be fair) and the Board of Directors does not within 10 days thereafter redeem the Rights, or a 10% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, American Precision Industries Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

         Under certain circumstances, if API is acquired in a merger or similar transaction with another person, or sells more than 50 percent of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

         API will generally be entitled to redeem the Rights at $0.01 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 10% holder to be an adverse person. Prior to such time, the redemption period may be extended by the Board of Directors.

         InterScan Holding Ltd., which is the owner of all 1,236,337 issued and outstanding shares of Series B Preferred Stock which are presently convertible into 1,538,603 shares of Common Stock, will not be deemed to be either an acquiring person for purposes of the 15% threshold or an adverse person for purposes of the 10% threshold, referred to above, solely as a result of its ownership of the Series B Preferred Stock or its ownership of any shares of Common Stock which it may acquire upon conversion of the Series B Preferred Stock.

         Details of the Shareholder Rights Plan are outlined in a letter which will be mailed to all API shareholders.

         American Precision Industries, which employs over 2,000 people world-wide, is a multi-domestic, diversified manufacturing company which produces products for the motion control and heat transfer industries. Its subsidiary, API Motion Inc., is focused on the precision motion control market with product lines that include servo and stepper motors, drives, clutches, brakes and feedback devices. API Heat Transfer Inc., another subsidiary, produces shell and tube, plate-type and air-to-air aluminum heat exchangers, packaged chillers and refrigeration condensers.










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